Exhibit 99.1

Harvest FORM 13-502F1 - Calculation of Participation Fee - Year End 2008

Total Trust Units O/S at year end	157,200,701
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year
Jan	$22.16
Feb	$24.37
Mar	$23.16
Apr	$23.46
May	$24.03
Jun	$24.89
Jul	$21.19
Aug	$20.45
Sep	$19.03
Oct	$11.73
Nov	$12.47
Dec	$10.63
Average	$19.80

Total Market Capitalization	$3,112,180,878

Convertible Debentures Outstanding as at Dec 31, 2008
		Face Value	Number of Debs	Avg Price
HTE.DB	9% convertibles	$944,000	9,440	$109.41	$1,032,830
HTE.DB.A	8% convertibles	$1,588,000	15,880	$123.28	$1,957,686
HTE.DB.B	6.5% convertibles	$37,062,000	370,620	$93.93	$34,812,337
HTE.DB.C	10.50%	$-	-	$101.88	$-
HTE.DB.D	6.40%	$174,626,000	1,746,260	$81.14	$141,691,536
HTE.DB.E	7.25%	$379,256,000	3,792,560	$82.11	$311,407,102
HTE.DB.F	7.25%B	$73,222,000	732,220	$87.16	$63,820,295
HTE.DB.G	7.50%	$250,000,000	2,500,000	$79.74	$199,350,000
Total Face Value			9,166,980		$754,071,787

Face Value of Senior Notes (U.S. Dollar Denominated) Outstanding in 2008

		U.S. Dollar	$	Canadian @ 0.8166
HOC	7.875%	$250,000,000		$306,147,441

Total Capitalization				$4,172,400,105

Based on Appendix A of OSC Rule 13-502
Participation Fee				$29,700